[Music]
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social media becoming a part of the
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upcoming generations everyday lives many
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positive and negative results will rise
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with it
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one of those negative things is
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cyberbullying with twenty five percent
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of teenagers reporting they have been
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cyber bullied repetitively in 52 percent
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of teenagers saying they have
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experienced cyber bullying themselves
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it's time to take a stand again I'm a
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Jerome Media Network being able to take
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a stand against the problem while
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keeping the fun environment they have it
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needs a whole new market for a new
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network through Drive as founder and CEO
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I would like to introduce to you booster
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booster is a social network where every
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user can be themselves without fear of
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trolling or Sabbath holy rooster is a
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100% video based social network that
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strong who solves the major issues with
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current social media that all big
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companies neglect all about keeping a
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fun and safe and innovative and farmed
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booster plans to achieve this and to
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stick out from its competitors are - age
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verification features as well as putting
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users into - each route 18 and under
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needs by splitting age groups that
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allows for the possibility of
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inappropriate content stay out of the
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fans of button the all video based
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network will limit on cyber voice
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control as they do not always want to be
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a face behind their actions
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there are also be no comments and only

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for interaction button as well as a

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video response web where users to

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respond to the friends bugs these

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features will help in the effort to

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prevent cyber war

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however rooster still wants keep a fun

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environment it strives to do this by

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allowing users to send private videos

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chapter videos daily and allows users to

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look back on these chapters in the

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future the network will also have weekly

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contest where users complain closets to

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grow a user basis users in the talk with

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two major companies to help grow the app

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to millions of users however Brewster

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need your help today so we can continue

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to develop and reach the App Store and

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Google Play Store by February back us

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today so we can stand up against cyber

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bullying and create a fun and safe

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social network for every user out there
English (auto-generated